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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 1O-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM
                  FILED PURSUANT TO SECTION 13 OR 15(D) OF THE
                SECURITIES EXCHANGE ACT OF 1934 AND RULE 13A-17
                              OR 15D-17 THEREUNDER

                   DEKALB GENETICS CORPORATION

                 (Exact name of issuer as specified in charter)

           3100 Sycamore Road, DeKalb, Illinois 60115

                    (Address of principal executive offices)

Issuer's telephone number, including area code (815) 758-3461
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               I.  CHANGE IN NUMBER OF SHARES OUTSTANDING
     Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

     1. Title of Security Class B Common Stock, without par value
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     2. Number of Shares outstanding before the change 4,400,180
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     3. Number of shares outstanding after the change  4,865,319
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     4. Effective date of change     March 8, 1996
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     5. Method of change:
           Specify method (such as merger, acquisition, exchange, distribution, stock-split, acquisition of stock for treasury, etc.)

           Exchange and original issuance.

     Give brief description of transaction.  Holders of the Class A Common
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Stock, without par value, of the issuer are permitted to exchange such shares on
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a share for share basis for shares of
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Class B Common Stock.  The change in number of shares outstanding reflects such
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exchanges as well as the issuance of 378,000 shares of Class B Common Stock on
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March 8, 1996 to Monsanto Company, a Delaware corporation ("Monsanto"), at a
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price of $65.00 per share, Pursuant to and in accordance with the terms of the
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Investment Agreement dated as of January 31. 1996 between Monsanto and the
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issuer.
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                         II.  CHANGE IN NAME OF ISSUER

      Not Applicable.

Date: March 8. 1996                John H. Witmer, Jr.
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                                   John H. Witmer, Jr.